PAULSON INVESTMENT COMPANY, INC.

November 10, 2011

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549
      Attn:  Paul Mansour

Via Facsimile and EDGAR

RE:   Vanguard Energy Corporation
      Registration Statement Form S-1, File Number 333-174194


Ladies and Gentlemen:

     In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated July 12, 2011 was distributed in and outside the United States during the period from July 12, 2011 to September 13, 2011, the preliminary prospectus dated September 14, 2011 was distributed in and outside of the United States during the period from September 14, 2011 to the present date.

     Approximately 2,600 preliminary prospectuses, dated July 12, 2011, were distributed to approximately 500 prospective Underwriters and Dealers. Approximately 1,300 preliminary prospectuses were delivered to approximately 1,200 individuals and approximately 800 preliminary prospectuses were delivered to approximately 700 institutional investors.

     Approximately 1,500 preliminary prospectuses, dated September 14, 2011, were distributed to approximately 50 prospective Underwriters and Dealers. Approximately 350 preliminary prospectuses were delivered to approximately 300 individuals and approximately 150 preliminary prospectuses were delivered to approximately 100 institutional investors.

     In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.


                                          Sincerely,

                                          Paulson Investment Company, Inc.

                                          /s/ Trent D. Davis

                                          Trent D. Davis
                                          Chief Executive Officer

    811 S.W. Naito Parkway, Suite 200, Portland, Oregon 97204, (503)243-6000